UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2016

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:
Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
I. Secured Notes Indenture and Secured Notes
Reynolds Group, through its wholly owned subsidiaries, issued $1,350 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 (the “Fixed Rate Secured Notes”) and $750 million aggregate principal amount of Senior Secured Floating Rate Notes due 2021 (the “Floating Rate Secured Notes” and, together with the Fixed Rate Secured Notes, the “Secured Notes”) under an Indenture, dated as of June 27, 2016 (the “Secured Notes Indenture”), among Reynolds Group Issuer Inc. (“US Issuer II”), Reynolds Group Issuer LLC (“US Issuer I”), Reynolds Group Issuer (Luxembourg) S.A. (“Luxembourg Issuer” and, together with US Issuer I and US Issuer II, collectively, the “Issuers”), certain senior secured note guarantors party thereto (the “Closing Date Guarantors”), The Bank of New York Mellon as trustee (the “Trustee”), principal paying agent, transfer agent, collateral agent, calculation agent and registrar and Wilmington Trust (London) Limited, as additional collateral agent.
Maturity and Interest
The Fixed Rate Secured Notes will mature on July 15, 2023. The Fixed Rate Secured Notes will bear interest at 5.125% per annum, payable semi-annually in arrears to holders of record at the close of business on January 1 or July 1 immediately preceding the applicable interest payment date on January 15 and July 15 of each year, commencing January 15, 2017. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
The Floating Rate Secured Notes will mature on July 15, 2021. The Floating Rate Secured Notes will bear interest at a rate equal to the then applicable U.S. Dollar three-month LIBO rate plus 3.50% quarterly in arrears to the holders of record at the close of business on January 1, April 1, July 1 and October 1 immediately preceding the applicable interest payment date on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2016. Interest is computed on the basis of a 360-day year.
Optional Redemption
Fixed Rate Secured Notes
On or after July 15, 2019, the Issuers may redeem the Fixed Rate Secured Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Period	Redemption Price
2019	102.563%
2020	101.281%
2021 and thereafter	100.000%
At any time prior to July 15, 2019, the Issuers may redeem the Fixed Rate Secured Notes at a redemption price equal to 100% of the principal amount of the Fixed Rate Secured Notes redeemed plus an applicable premium, and accrued and unpaid interest to the applicable redemption date.
At any time prior to July 15, 2019, the Issuers may at their option redeem in the aggregate up to 40% of the original aggregate principal amount of the Fixed Rate Secured Notes with the net cash proceeds of one or more of certain public equity offerings at a redemption price (expressed as a percentage of principal amount thereof) of 105.125%, plus accrued and unpaid interest to the redemption date, if at least 50% of the original aggregate principal amount of the Fixed Rate Secured Notes remain outstanding after each such redemption.
On or prior to July 15, 2019, during each twelve-month period commencing on June 27, 2016, the Issuers may at their option redeem up to 10% of the original aggregate principal amount of the Fixed Rate Secured Notes at a redemption price of 103.000%, plus accrued interest to the applicable redemption date.
Floating Rate Secured Notes
On or after July 15, 2017, the Issuers may redeem the Floating Rate Secured Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Period	Redemption Price
2017	102.000%
2018	101.000%
2019 and thereafter	100.000%
At any time prior to July 15, 2019, the Issuers may redeem the Floating Rate Secured Notes at a redemption price equal to 100% of the principal amount of the Floating Rate Secured Notes redeemed plus an applicable premium, and accrued and unpaid interest to the applicable redemption date.
Change of Control
Upon a change of control, as defined in the Secured Notes Indenture, the Issuers will be required to offer to repurchase the Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date, unless the Issuers have previously elected to redeem all of the Secured Notes.
Ranking of the Secured Notes
The Secured Notes will be senior secured obligations of the Issuers and:

•	will be effectively senior to all existing and future unsecured indebtedness of the Issuers to the extent of the value of the collateral securing the Secured Notes;

•	will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•
will be effectively subordinated to the other first lien obligations of the Issuers to the extent such first lien obligations are secured by property that does not also secure the Secured Notes to the extent of the value of all such property;

•
will be senior in right of payment to all existing and future subordinated indebtedness of the Issuers, including the Issuers’ guarantees of the 2013 Notes (as defined in the Secured Notes Indenture); and

•
will be effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of Reynolds Group that is not a guarantor.

The guarantees of the Secured Notes will be senior secured obligations of each guarantor, including Reynolds Group, and:

•	will rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•
will be effectively subordinated to the other first lien obligations of such guarantor to the extent such first lien obligations are secured by property that does not also secure the Secured Notes to the extent of the value of all such property; and

•
will be senior in right of payment to all existing and future subordinated indebtedness of such guarantor, including (except in the case of the issuers of the 2013 Notes that guarantee the Secured Notes) such guarantor’s guarantee of the 2013 Notes.

Covenants
The Secured Notes Indenture contains covenants that, among other things, limit the ability of Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”), Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”) and their restricted subsidiaries to:

•incur additional indebtedness and issue disqualified or preferred stock;

•make restricted payments, including dividends or other distributions;

•
in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary's ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•sell assets;

•engage in transactions with affiliates;

•create certain liens; and

•consolidate, merge or transfer all or substantially all of their assets.
These covenants are subject to a number of important limitations and exceptions.
Events of Default
The Secured Notes Indenture contains certain customary events of default, including:

•non-payment of interest on the Secured Notes for a continuous period of 30 days;

•non-payment of principal or premium, if any, on the Secured Notes;

•
breach of any agreement in the Secured Notes or the Secured Notes Indenture by BP I, BP II or any Restricted Subsidiary (as defined in the Secured Notes Indenture) (a) for more than 180 days after notice with respect to reporting obligations under the Secured Notes Indenture or (b) in all other cases, which is not cured within 60 days of notice;

•	cross-defaults or acceleration of certain other indebtedness of BP I, BP II, an Issuer or any Significant Subsidiary in excess of $150 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, an Issuer or a Significant Subsidiary (as defined in the Secured Notes Indenture); and

•	invalidity of any guarantee, and with respect to the Secured Notes, any security interest, of Reynolds Group, BP I or a Significant Subsidiary, subject to certain exceptions.
Security for the Secured Notes
Subject to the terms of the security documents, the Secured Notes and the guarantees thereof will be secured by a security interest granted on a first priority basis (subject to certain permitted liens) in certain assets of Reynolds Group, BP I, BP II and certain of BP I’s subsidiaries that guarantee the Secured Notes. These security interests will be, subject to certain exceptions, of equal priority with the liens on such assets securing Reynolds Group’s existing Senior Secured Credit Facilities, 7.125% senior secured notes due 2019 issued by the Issuers on October 15, 2010, the 6.875% senior secured notes due 2021 issued by the Issuers on February 1, 2011, the 7.875% senior secured notes due 2019 issued by the Issuers on August 9, 2011 and the 5.750% senior secured notes due 2020 originally issued by the Issuers on September 28, 2012 and other future first lien obligations.
Agreed Tax Treatment
For U.S. federal income tax purposes, the Issuers and each beneficial owner of a Secured Note agree to treat the sole owner of the US Issuer I as receiving 100% of the proceeds of the Secured Notes.
II. Senior Notes Indenture and Senior Notes
Reynolds Group, through its wholly owned subsidiaries, issued $800 million aggregate principal amount of 7.000% Senior Notes due 2024 (the “Senior Notes”) under an Indenture, dated as of June 27, 2016 (the “Senior Notes Indenture”), among the Issuers, the Closing Date Guarantors and the Trustee, as trustee, principal paying agent, transfer agent and registrar.
Maturity and Interest
The Senior Notes will mature on July 15, 2024. The Senior Notes will bear interest at 7.000% per annum, payable semi-annually in arrears to holders of record at the close of business on January 1 or July 1 immediately preceding the applicable interest payment date on January 15 and July 15 of each year, commencing January 15, 2017. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption
On or after July 15, 2019, the Issuers may redeem the Senior Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on July 15 of the years set forth below.

Period	Redemption Price
2019	103.500%
2020	101.750%
2021 and thereafter	100.000%
At any time prior to July 15, 2019, the Issuers may redeem the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus an applicable premium, and accrued and unpaid interest to the applicable redemption date.
At any time prior to July 15, 2019, the Issuers may at their option redeem in the aggregate up to 40% of the original aggregate principal amount of the Senior Notes with the net cash proceeds of one or more of certain public equity offerings at a redemption price (expressed as a percentage of principal amount thereof) of 107.000%, plus accrued and unpaid interest to the redemption date, if at least 50% of the original aggregate principal amount of the Senior Notes remain outstanding after each such redemption.
Change of Control
Upon a change of control, as defined in the Senior Notes Indenture, the Issuers will be required to offer to repurchase the Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date, unless the Issuers have previously elected to redeem all of the Senior Notes.
Ranking of the Senior Notes
The Senior Notes will be senior obligations of the Issuers and:

•	will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•	will be effectively subordinated to all existing and future secured indebtedness of the Issuers to the extent of the value of the collateral securing such indebtedness;

•
will be senior in right of payment to all existing and future subordinated indebtedness of the Issuers, including the Issuers’ guarantees of the 2013 Notes (as defined in the Senior Notes Indenture); and

•
will be effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of Reynolds Group that is not a guarantor.

The guarantees of the Senior Notes will be senior obligations of each guarantor, including Reynolds Group, and:

•	will rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	will be effectively subordinated to any secured indebtedness of the Issuers to the extent of the value of the collateral securing such indebtedness; and

•	will be senior in right of payment to all existing and future subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2013 Notes.

Covenants
The Indenture contains covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•
in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary's ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of their assets.
These covenants are subject to a number of important limitations and exceptions.
Events of Default
The Senior Notes Indenture contains certain customary events of default, including:

•non-payment of interest on the Senior Notes for a continuous period of 30 days;

•non-payment of principal or premium, if any, on the Senior Notes;

•
breach of any agreement in the Senior Notes or the Senior Notes Indenture by BP I, BP II or any Restricted Subsidiary (as defined in the Senior Notes Indenture) (a) for more than 180 days after notice with respect to reporting obligations under the Senior Notes Indenture or (b) in all other cases, which is not cured within 60 days of notice;

•
cross-defaults or acceleration of certain other indebtedness of BP I, BP II, an Issuer or any Significant Subsidiary (as defined in the Senior Notes Indenture) in excess of $150 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, an Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Senior Notes, any security interest, of Reynolds Group, BP I or a Significant Subsidiary, subject to certain exceptions.
Agreed Tax Treatment
For U.S. federal income tax purposes, the Issuers and each beneficial owner of a Senior Note agree to treat the sole owner of the US Issuer I as receiving 100% of the proceeds of the Senior Notes.

Index to Exhibits

Exhibit No.     Description

1
Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior secured note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent, collateral agent, calculation agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2
Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior note guarantors party thereto and The Bank of New York Mellon as trustee, principal paying agent, transfer agent, and registrar

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
June 27, 2016